[MEDSTRONG INTERNATIONAL CORPORATION LETTERHEAD]

                                 August 4, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Dear Sir/Madam:

      Medstrong International Corporation received the Commission's staff's comment letter dated July 27, 2005, signed by Thomas Flinn, Staff Accountant, on Medstrong's Form 8-K, filed July 26, 2005. Medstrong filed an amended Form 8-K on July 29, 2005, responding to the comments in the Commission's July 27, 2005 letter.

      This is to confirm that Medstrong takes responsibility for the accuracy and adequacy of the disclosure in the filing; staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Medstrong may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,


/s/Jeanine M. Folz

Jeanine M. Folz
Chief Executive Officer
Medstrong International Corporation